Via Facsimile and U.S. Mail
Mail Stop 4720

May 21, 2010

Mr. Darren Parmenter
Senior Vice President – Principal Financial Officer
Hilltop Holding Inc.
200 Crescent Court, Suite 1330
Dallas, Texas 75201

Re: Hilltop Holding Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed on March 11, 2010
File No. 001-31987

Dear Mr. Parmenter:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have not yet reviewed the Part III information that is incorporated in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Item 1. Business, page 2

2. You have incorporated a copy of your Limited Partnership of Affordable Residential Communities LP, as amended, as a material contract to this Form 10-K. On pages 3 and 4 of your Form 10-K, you disclose that your primary operations previously were conducted through an operating partnership and that you liquidated your operating partnership units in 2007. On page 24 of your Form 10-Q for the quarter ended March 31, 2010, however, you identify Affordable Residential Communities LP as your operating partnership. Please clarify whether Affordable Residential Communities LP is your operating partnership and/or whether you have another contractual relationship with this limited partnership. If you have a contractual relationship with Affordable Residential Communities LP, please expand your disclosure to discuss the current status and significance of this agreement and provide the material terms of this agreement, including, but not limited to any payment provisions, rights obtained, material obligations that must be met to keep the agreement in place, term and termination provisions.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 46

3. You have not included a copy of the performance graph required by Item 201(e) of Regulation S-K in your Form 10-K. Please revise to include the performance graph required by Item 201(e) of Regulation S-K or confirm that a copy of this performance graph was included in your annual report pursuant to Instruction 7 to Item 201(e) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

10. Reinsurance Activity, page F-34

4. On page 23 you disclose that you collect premiums belonging to the Federal government and pay covered claims by drawing on funds of the U.S. Treasury. Please cite the relevant accounting authoritative literature that supports your accounting treatment for the policies written pursuant to your participation in the Federal Emergency Management Agency's National Flood Insurance Program. Please disclose your accounting policy.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Branch Chief, at (202) 551-3752 if you have any questions regarding the processing of your response as well as any questions regarding the comments on the financial statements and related matters. You may contact Jennifer C. Riegel, Staff Attorney, at (202) 551-3575 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant